UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of October 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 1, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: October 2, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Strong growth in Pick-up (50%), SCV (40%), ILCV (34%) & MHCV (25%) segments drives Tata Motors commercial vehicles sales higher by 29% in Sept 2017

Tata Motors continues to grow in Passenger vehicles segment clocking a growth of 18% in Sep 17

Newly launched compact SUV, Tata Nexon receives tremendous response

Mumbai, October 01, 2017:

Tata Motors Limited, a leading Global Automobile manufacturer today announced strong second-quarter growth driven by robust results for the third consecutive month. The Sales performance for September 2017 were at 53965 units resulting in 25% growth over last year for the Domestic Passenger and Commercial Vehicle Business. This is at the back of growing festive demand across segments, increased positive customer sentiments, introduction of new products and strong customer engagement initiatives.

Domestic - Commercial Vehicles

Tata Motors overall commercial vehicles sales in September 2017, in the domestic market were at 36679 nos. higher by 29% over September 2016. The sales grew on the back of strong ramp-up in production, growing demand for new product launches and higher customer uptick owing to peak festive season buying trends across segments. Additionally, the sales were boosted by strong growth in e-commerce segment sales and growing demand under Swachh Bharat drive.

The M&HCV trucks segment grew by 25%, at 12259 nos., in September 2017. This segment witnessed strong growth in demand on the back of continuously increasing acceptance of Tata Motors' SCR technology, infrastructure development led by government funding and restrictions on overloading creating greater demand for new high tonnage vehicles, especially for our new launches of 37T multiaxle trucks and 49T tractor trailers.

The I&LCV truck segment also saw an upward trend and grew by 34% with 4449 units in September 2017 driven by the performance of new product introductions and increased festive season demand.

The pickup category segment at 5569 units in September 2017 reported a strong growth of 50% with our newly launched Tata Xenon Yodha gaining acceptance and demand across markets while the SCV cargo segment with sales at 10040 units witnessed a growth of 40% at the back of strong response to XL range. Our passenger carrier (including buses) segment sales were at 4362 units, almost similar to last year.

Domestic - Passenger Vehicles

In September 2017, Tata Motors passenger vehicles, recorded sales of 17286 units, growth of 18%, over September 2016. This was augmented by the strong growth momentum for new generation vehicles Tiago, Tigor and Hexa. The newly launched compact SUV, Tata Nexon has also received a tremendous response in the market.

Cumulative sales growth of passenger vehicles in the domestic market for the fiscal (April-Sept 2017) were at 81417 units, a growth of 12%, compared to 72665 units, in the same period last fiscal.

Exports

The company's sales from exports was at 3887 nos. in September 2017, a decline of 27%, due to continued drop in TIV in Sri Lanka (by 54%) and Nepal (by 47%).

-Ends-

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.